717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

April 27, 2018
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2017, filed February 16, 2018 (File No. 001-12079) (the “2017 Form 10-K”)
Response Letter dated April 5, 2018 (File No. 001-12079)

Dear Ms. Thompson:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated April 5, 2018 (the “Comment Letter”), with respect to the above referenced filing. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used, but not defined in this letter, have the meanings ascribed to them in the 2017 Form 10-K.
For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2017
Notes to Consolidated Financial Statements
17. Segment and Significant Customer Information, page 163

1.
We note you have expanded your retail power business over the last several years. In light of your expanded retail portfolio and the appointment of the President of Calpine Retail in fiscal 2017 please tell us, and revise to disclose, whether operating segments have been aggregated. Please refer to ASC 280-10-50-21a. To assist us in better understanding your response, please also address the following:

•	Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

•	Identify and describe the role of each of your segment managers.

•
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

•	Tell us who is held accountable for each major business and the title and role of the person this individual reports to in the organization.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
April 27, 2018

•	If not already addressed in your response to the above bullet points, provide us with your analysis of whether Calpine Retail is an operating segment.
Response:

In our segment disclosures, we seek to provide the users of our financial statements insight into how management, including our Chief Operating Decision Maker (“CODM”), evaluates and operates the business. As discussed in our 2017 Form 10-K, Calpine owns and operates power plants located in each of the major unregulated domestic power markets, selling energy and related products from these generation facilities to wholesale and retail customers. Traditionally, we have focused exclusively on wholesale marketing and sales efforts for power and related products from our fleet; however, we have expanded our retail marketing presence through the acquisition of entities that specialize in retail power marketing and sales in the geographic regions of our generation fleet. The acquisition of retail energy providers is intended to provide Calpine a new source of liquidity for the sale and hedging of energy from our fleet of assets in the event wholesale market liquidity diminishes. With these strategic retail sales entity acquisitions, we believe that we are uniquely positioned to sell both within the wholesale and the retail electricity markets. While having different customer bases, the forward sale of energy to a retail customer is not materially different in nature from the forward sale of energy to a wholesale customer, with both functioning as a hedge for our power generation assets. Throughout 2017, we continued to integrate our retail acquisitions into our regional organizations, while working to define the appropriate structure for the new organization.

Given that electricity and related products cannot be stored and/or shipped over large distances and that we were continuing to integrate retail acquisitions throughout 2017, for 2017 reporting we have held that aggregation of our operating results is most appropriate at the regional geographic level for segment presentation purposes and included corresponding disclosures required by ASC 280-10-50-21a in our segment footnote. We disclosed the following in the segment footnote on page 163 of our 2017 Form 10-K:

“We assess our business on a regional basis due to the effect on our financial performance of the differing characteristics of these regions, particularly with respect to competition, regulation and other factors affecting supply and demand. At December 31, 2017, our reportable segments were West (including geothermal), Texas and East (including Canada). The results of our retail subsidiaries are reflected in the segment which corresponds with the geographic area in which the retail sales occur. We continue to evaluate the optimal manner in which we assess our performance including our segments and future changes may result in changes to the composition of our geographic segments.”
Our responses to the detailed questions above are provided below:
Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

Our CODM is John B. (Thad) Hill III, our President and Chief Executive Officer. In this capacity, Mr. Hill is responsible for business strategy and operations for Calpine Corporation, having final determination on all strategic decisions.

2017 Direct Report Team:
Zamir Rauf, Executive Vice President and Chief Financial Officer: Mr. Rauf is responsible for all finance and accounting functions.

W. Thaddeus Miller, Executive Vice President, Chief Legal Officer and Secretary: Mr. Miller is responsible for all legal and regulatory functions.

Charles M. Gates, Executive Vice President, Power Operations: Mr. Gates is responsible for the generation fleet operations, maintenance and performance.

W.G. “Trey” Griggs III, Former Executive Vice President and President, Calpine Retail: Effective March 8, 2018, Mr. Griggs is no longer with the Company. Prior to leaving the Company, Mr. Griggs had assumed the role of President of Calpine Retail and was responsible for the integration and operation of the retail customer base into our regional organizations.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
April 27, 2018

Andrew Novotny, Senior Vice President, Commercial Operations: During 2017, Mr. Novotny was responsible for all wholesale trading and marketing.

Caleb Stephenson, Senior Vice President, Wholesale Origination and Commercial Analytics: During 2017, Mr. Stephenson was responsible for all commercial analytics and analysis as well as long-term commercial origination efforts.

Hether Benjamin-Brown, Senior Vice President and Chief Administrative Officer: Mrs. Benjamin-Brown is responsible for human resources, procurement and information technology.

Rick Pena, Senior Vice President, Mergers, Acquisitions and Integration: Mr. Pena is responsible for corporate development and mergers and acquisitions.

Mr. Hill’s direct reports changed during 2018 as follows:

Changes to Direct Report Team in 2018:
Following Trey Griggs’ departure from Calpine in 2018, Jim Wood was promoted to President, Calpine Energy Solutions and President, Calpine Retail Holdings, LLC. In this capacity, Mr. Wood is responsible for all retail operations reporting directly to Thad Hill. Additionally, both Caleb Stephenson and Andrew Novotny were promoted to Executive Vice President and Co-Head of Commercial Operations. In this capacity, each of Mr. Novotny and Stephenson is responsible for, among other things, the wholesale marketing and hedging strategies in place at Calpine.

Identify and describe the role of each of your segment managers.

As noted above, our primary business function revolves around both operation of electric generating facilities and the marketing of power and related products generated from those facilities. The markets for the sale of electricity differ significantly by geographic region in structure, market design, rules of operation and hedging opportunities. Thus, as previously noted, to address these differences our CODM manages the organization by geographic region. The coordination of certain key stakeholders listed above is required to ensure the success of our geographically defined regional segments, with no one individual considered a primary segment manager. From a management perspective, the coordination of the sales and marketing efforts led by Messrs. Novotny, Stephenson and Wood is necessary to ensure that the generation fleet production is effectively and efficiently brought to market and that all customers are served. Further, Mr. Gates is responsible for the oversight of the operational management of our fleet of power plants, including safety, availability, maintenance and cost management, ensuring that the generation fleet performs appropriately.

Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Our CODM meets regularly with all of his direct reports to discuss matters related to our business. These meetings take place individually or as a group and occur as frequently as weekly or on an ad hoc basis, as needed, to manage the business and implement the strategy approved by our board of directors. The agenda for these meetings may include legal matters, human resource matters, financial results updates, commercial markets updates, plant performance updates or governmental and regulatory matters.

Our CODM meetings with his direct reports are as follows:

Corporate Forecast Meeting: At this meeting, which is held at least monthly, our CODM reviews the year-to-date actual financial results as well as any changes to future forecasted results when compared to previous month expectation as well as budget. The results reviewed include the consolidated financial results of the Company and by regional segment and also capital spending, major maintenance, equipment failure costs related to outages and debt service cost. The data included in the review contains consolidated and regional segment information for the relevant year-to-date, quarter-to-date and month-to-date periods. The CODM’s direct reports attend this meeting in addition to certain representatives from commercial operations, plant operations, accounting and financial planning and analysis.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
April 27, 2018

Wholesale Markets Meeting: At this meeting, our CODM reviews and discusses financial results on a consolidated basis as well as by regional segment with the co-heads of our Commercial Operations group, Messrs. Novotny and Stephenson. This meeting occurs weekly and focuses on key wholesale power market shifts as well as the execution of hedging strategy in those markets.

Retail Markets Meeting: As noted above, we have continued to acquire retail businesses with the last acquisition occurring in January 2017. Throughout 2017, we continued to work on integrating these businesses including system integration, personnel and role definition, as well as process integration. While these monthly meetings were led by the head of retail operations, our CODM attended these meetings to discuss key performance indicators, sales and marketing initiatives, and development activities in new markets at the geographical region level. His participation in these meetings was in primary support of the fact that the retail acquisitions were not fully integrated into the Calpine organization and represented a significant investment over the past three years. Representatives from legal, accounting, financial planning and analysis, commercial analytics and the retail integration team also attended these meetings.

Plant Operations Performance Meeting: On a quarterly basis, the CODM meets with Mr. Gates, head of power operations, as well as regional plant operations management, to review power plant operations and performance metrics at the regional level. Items discussed include key performance indicators such as plant availability, operating costs, maintenance forecasts and safety performance. On an ad hoc basis, the CODM meets with Mr. Gates to discuss plant operations matters driving performance of the fleet.

Tell us who is held accountable for each major business and the title and role of the person this individual reports to in the organization.

See the response which includes the description of our CODM’s direct reports. These individuals are held accountable for their respective teams’ performance and contribution.

Describe the information regularly provided to the CODM and how frequently it is prepared.

The monthly reports provided to the CODM include the following information:

•	Monthly Calpine Consolidated Financial Results Summary Packet with budget and forecast variance analysis for key financial metrics provided by region;

•	Monthly Calpine Consolidated Full Year Reforecast Summary Packet that includes forecast and budget variance analysis for key financial metrics provided by region;

•	Monthly Generation Fleet Operational Performance Reports provided by region;

•	Monthly Retail Summary Packet that provides retail sales information including target goals and financial expectations by region; and

•	Weekly Wholesale Commodity Margin Dashboard summarizing the impact of weekly shifts in the wholesale commodity markets on our generation fleet.

Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Prior to the merger transaction (described on page 119 of our 2017 Form 10-K) resulting in the delisting of Calpine from the NYSE and the establishment of a new board of directors on March 8, 2018, on a monthly basis our board of directors was provided a financial results flash summary that showed Commodity Margin, Adjusted Unlevered Free Cash Flow and Adjusted Free Cash Flow for the current month with comparison to forecast and budget with regional variances noted. We plan to continue a similar reporting process with the current board of directors.

On a quarterly basis, our Audit Committee is provided our annual and quarterly reports on Forms 10-K and 10-Q in addition to a presentation summarizing the consolidated and regional financial results, significant accounting transactions and tax matters, consistent with information provided to our investors.

If not already addressed in your response to the above bullet points, provide us with your analysis of whether Calpine Retail is an operating segment.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
April 27, 2018

As stated in the segment footnote on page 163 of our 2017 Form 10-K:
“We continue to evaluate the optimal manner in which we assess our performance including our segments and future changes may result in changes to the composition of our geographic segments.”

In the discussion of our business, we also disclose the following on page 3 of our 2017 Form 10-K:
“We continue to focus on getting closer to our customers through expansion of our retail platform which began with the acquisition of Champion Energy in 2015 and was followed by the acquisitions of Calpine Solutions in late 2016 and North American Power in early 2017. Our retail portfolio has been established to provide an additional source of liquidity for our generation fleet as we hedge retail load from our wholesale generation assets as appropriate.”

As previously noted, our retail subsidiaries were initially acquired to complement our portfolio of power plants, with the last acquisition occurring in January 2017. Throughout 2017, we worked to integrate our retail subsidiaries into our existing business where appropriate with an expectation that retail operations will be considered a hedge of the generation fleet and utilized as a mechanism to sell power from our power plants. As the acquired retail businesses were integrated into the pre-existing geographical operating segments (West, Texas, and East), we did not aggregate operating segments pursuant to the guidance in ASC 280-10-50-11 as our operating segments continued to be consistent with our reportable segments. The geographical operating segments (West, Texas, and East) represent the level at which our CODM allocated resources and measured performance throughout 2017. As a result, we believe the geographic presentation of our operating segments was appropriate in our 2017 Form 10-K.

As noted above, Calpine Corporation completed a merger on March 8, 2018, resulting in the delisting of Calpine from the NYSE. Following the completion of this merger, as well as the management team realignment impacting retail operations identified above, this integration effort has shifted slightly in 2018. While we continue to integrate support services and utilize retail marketing channels where appropriate as a source of liquidity for generation fleet hedging, it is not fully defined at this time that retail will always serve as a hedge of our generation fleet and may, as an example, transition into geographic markets where we do not currently own and operate power plants (which is not the case today).

Based upon a change in the strategic use of retail at the direction of our new ownership, we will change the segment presentation in our quarterly report on Form 10-Q for the three months ended March 31, 2018 to reflect how we are going to manage the business prospectively presenting four operating segments, with our wholesale operations continuing to be presented regionally (consistent with previous presentation) and our retail operations presented as a separate segment. We will revise the presentation for all prior periods presented to conform to the current period presentation in accordance with ASC 280-10-50-34.

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We appreciate the assistance the Staff has provided with its comments on the above referenced document as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1591.

Sincerely:

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President,
Chief Accounting Officer
and Chief Risk Officer

Ms. Jennifer Thompson
United States Securities and Exchange Commission
April 27, 2018

cc:	Zamir Rauf, Executive Vice President and Chief Financial Officer
W. Thaddeus Miller, Executive Vice President, Chief Legal Officer and Secretary